Invest in Acropolis Games LLC

Retail game & comic store with a focus on play space.

Adrian, Michigan Retail/Wholesale

Message Share

Current Activity

$5,715 committed from $10,765 of interest

Target $75 k

$50 Commit to Invest

MIN/MAX: $50/$2,200

Business status: Actively funding

Target Closing Date: Thursday, Janua... materials for full details.

Leave a Message

Your status: No interest

1 Express Interest

Express interest to follow progress and access details.

I'm Interested 37

2 Commit to Invest

3 Sign Documents

4 Transfer Funds

Acropolis Games was envisioned as a place for people of all interested to meet and play games. It has evolved into something far greater! Acropolis was always meant to be a safe and inclusive environment where people could gather and feel included. The community has really embraced this concept and has made Acropolis their own.

Ever since Acropolis opened in May 2015 the various communities have shown continued growth and that promises to continue with an improved location in downtown Adrian. We believe that our increased visibility in the community will lead to more foot traffic and thus more immersion into our community.

Timothy D Roberts II, Owner

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Revenue share
Minimum Investment	$50
Investor Eligibility	All Investors

Offering Materials

- AG Subscription Agreement.pdf
- AG Form C.pdf
- AG Financial Statements.pdf
- AG Revenue Sharing Agreement.pdf
- AG Intro & Disclosures.pdf

You may download these documents for your own use.

Learn about investing in revenue share loans

FINANCIALS

FUNDING | FINANCIALS | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($75 k)

Use	Amount
Location/Buildout	$60,000

Funding Uses for Max Raise ($105 k)

In addition to target raise

Use	Amount
Location/Buildout	$30,000

*Remaining funding uses include cash buffer and Localstake Marketplace fees. See **offering materials** for full details.*

$200,000 from Other Financings

Source	Amount
Bank (Debt)	$113,500
Founders (Equity)	$25,000
Grant (Won Business Competition)	$25,000
Bank (Debt)	$36,500



Our second annual Apocalypse game of Warhammer 40,000. Warhammer 40k is a tabletop miniatures games played between 2 or more players.



Q&A

CUSTOMERS | INDUSTRY | MARKETING | PRODUCT | TEAM | ASK A QUESTION

Who are your target customers?

Our target customer base is typically males between the ages of 12 and 70. But in reality we want to target anyone above the age of 8 that is interested in pop culture, games, comics, collectibles or other hobby products or events. We want to build an inclusive community that focuses on people gathering together in a safe location that is clean and well lit.

Do you have current customers?

Our current customer base is predominantly male, around 95% accounting for 99% of our sales. Our typical order value is between $25 and $50. Our Facebook page is replete with customer reviews.

What is your current customer pipeline?

Our customer base is our customer pipeline. We advertise locally and on Facebook and we currently do not have any major contracts.

TEAM



Timothy D Roberts II

Owner

Background Check Message

Tim Roberts is the founder of Acropolis Games, but more importantly he is a member of the Acropolis community. Tim is a gamer, businessman, football coach, and aspiring community leader. Tim has been blessed to be the steward of something as powerful as Acropolis Games!

Tim has been operating Acropolis Games as his full-time employment since its founding in April 2015.

Partners & Providers



Christopher D. Miller

Service Provider

Chris Miller is the head of Downtown & Economic Development in Adrian Michigan. He is a tremendous asset in the world of... Read More

Shawn Preissle

Service Provider

Shawn Preissle serves as a Business Consultant for the MI-SBDC Greater Washtenaw Region and in the Division of Economic &... Read More



Lauri Knox

Service Provider

Lauri Knox is the owner of Knox Accounting in Adrian Michigan. She and her team have served as the accountants for Acropolis... Read More

Blake Conklin

Partner

Blake Conklin is my direct service rep to GTS distribution who is one of our largest distributors for board games, card games,... Read More

Rickey Johnson

Partner

Rickey was our sales rep from Games Workshop, perhaps one of our largest suppliers, for almost two years. Rickey has since been... Read More

Luke Hardy

Partner

Luke is our sales rep from Alliance Game Distributors. He also has been our rep since we opened our account with them. Luke is... Read More

ABOUT ACROPOLIS GAMES LLC

Entity	Acropolis Games LLC
Entity Type	LLC
State Organized	Michigan
Founded	April 2015
Employees	2
Social Media	
Website	

Headquarters


105 Sand Creek Hwy
105 Sand Creek Hwy, Adrian, MI 49221
Save
View larger map
Sign in
Bell Ford Linc
Adrian Animal Clinic
105 Sand Creek Highway
W Maumee St
W Maumee St
Carlton Lodge
Sand Creek H
Google
Map data ©2018 Google
Terms of Use
Report a map error

RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | TAXES | DISCLOSURES | PROCEDURES | CONFLICTS OF INTEREST | SECURITIES RISKS | ASK A QUESTION

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no... Read More

Competition from other businesses

The Company will compete in a competitive market with several established businesses, including other gaming retail outlets, comic book stores, online retailers and many others. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current... Read More

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person... Read More

View More 1 2 3 4 5 6

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck. Localstake Marketplace LLC has performed a due diligence review of this business, including background checks, financial forecasts, and review of investment documentation.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.

localstake

Member FINRA | SIPC

Business Continuity Plan

Use of this site constitutes your consent to our Privacy Policy and Terms of Use

Check the background of this firm on FINRA's BrokerCheck

How to Invest

Discover Investments
How it Works
Investing Options
Risks
Investing FAQ

Raise Funding

Process
Features and Pricing
Create Fundraising Plan
Fundraise FAQ

Stay Connected

Contact Us
Localstake Team
twitter
facebook
LinkedIn

© Stake Management LLC 2018. All rights reserved.

GODADDY VERIFIED & SECURED VERIFY SECURITY

Get in touch with customer support: Send a message support@localstake.com

Important Disclosures: localstake.com is a website owned by Stake Management LLC ("Stake Management"), which licenses SaaS tools and technology to a variety of issuers, broker-dealers, investment advisers, financial institutions and other entities. Stake Management is not a broker dealer, funding portal or investment advisor. The permitted use of Stake Management's technology should not be interpreted as an endorsement or recommendation of any issuer, offering, or technology licensee. The Localstake Marketplace Platform operates under a technology license from Stake Management.

All offerings of securities are made through Localstake Marketplace, a registered broker dealer and funding portal, and member of FINRA and SIPC. Stake Management and Localstake Marketplace are hereinafter referred to collectively as the "Localstake Marketplace Platform Operators", unless otherwise specified.

The Localstake Marketplace Platform Operators do not provide legal advice, tax advice, or make investment recommendations, and no communication through this website or in any other medium should be construed as such. Investment opportunities posted on this website are private placements. Private placement investments are NOT bank deposits (and thus NOT guaranteed or insured by the FDIC, by a bank, or by any other federal governmental agency), and are NOT guaranteed by the Localstake Marketplace Platform Operators or any of their collective affiliates, owners, managers or members. Private placements of securities such as those displayed on this website MAY lose value. There is NO guarantee of a return on your investment and investors must be able to afford the loss of their entire investment. Neither the Securities and Exchange Commission (SEC) nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. Nothing on this website shall constitute an offer to sell, or a solicitation of an offer to subscribe for or buy, any securities to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful.

Any financial projections or returns shown on the website are illustrative examples only. Any investment information contained herein has been secured from sources the Localstake Marketplace Platform Operators believe are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefor. Offers to sell by issuers on Localstake Marketplace or the solicitations of offers to buy by investors on Localstake Marketplace, any security are only made through official offering materials that contain important information about risks, fees and expenses. Investors should conduct their own due diligence, not rely on the financial assumptions or estimates displayed on this website, and are encouraged to consult with a financial advisor, attorney, accountant, and any other professional that can help to understand and assess the risks associated with an investment opportunity. Please review the risks of investing in private placements on Localstake Marketplace.